EXHIBIT 99.4





                           GAMMON LAKE RESOURCES INC.








                      NOTICE OF ANNUAL AND SPECIAL MEETING

                                       OF

                                  SHAREHOLDERS

                                       AND

                         MANAGEMENT INFORMATION CIRCULAR









                               SEPTEMBER 22, 2003

                           GAMMON LAKE RESOURCES INC.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Gammon Lake Resources Inc. (the "Corporation") will be held at 1 Place Ville Marie, Suite 3900, Montreal, Quebec, H3B 4M7 on Monday, October 27, 2003, at the hour of 11:00 o'clock in the morning (Montreal time) for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2003, together with a report of the auditors thereon;

2.   To elect directors;

3.   To  appoint   auditors  and  to  authorize   the  directors  to  fix  their
     remuneration;

4. To consider, and, if thought fit, pass an ordinary resolution increasing the maximum number of common shares reserved for grants of options under the Corporation's stock option plan for directors, officers, employees and consultants of the Corporation and its subsidiaries (the "Stock Option Plan") from 9,125,000 to 11,500,000 common shares, as more particularly described in the attached management information circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the management information circular as Schedules "B" and "C", respectively);

5. To consider, and, if thought fit, pass an ordinary resolution approving the grant of a total of 3,900,000 options to directors, officers, employees and consultants of the Corporation under the terms of the Corporation's Stock Option Plan, as proposed to be amended, as more particularly described in the attached management information circular (the full text of the proposed ordinary resolution is attached to the management information circular as Schedule "D");

6. To consider, and, if thought fit, pass an ordinary resolution approving the issuance in one or more private placements during the twelve month period commencing on the date of the annual and special meeting, of such number of securities that would result in the Corporation issuing or making issuable up to 100% of the number of common shares of the Corporation outstanding as at the date hereof, as more particularly described in the attached management information circular (the full text of the proposed ordinary resolution is attached to the management information circular as Schedule "E"); and

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2003. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 22nd day of September, 2003.

                                           BY ORDER OF THE BOARD
                                           (Signed): "Bradley H. Langille"
                                           BRADLEY H. LANGILLE
                                           CHIEF EXECUTIVE OFFICER

                           GAMMON LAKE RESOURCES INC.
                               202 Brownlow Avenue
                             Cambridge 2, Suite 306
                             Dartmouth, Nova Scotia
                                     B3B 1T5


                         MANAGEMENT INFORMATION CIRCULAR

     This Management Information Circular is furnished in connection with the Annual and General Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Gammon Lake Resources Inc. ("Gammon" or the "Corporation") to be held on Monday, October 27, 2003 at 11:00 p.m. (Eastern Daylight Savings Time) at Suite 3900, 1, Place Ville-Marie, Montreal, Quebec, H3B 4M7 and at any continuation thereof after an adjournment.

     The information contained herein is given as of July 31, 2003, except as otherwise stated.

     Pursuant to the Multijurisdictional Disclosure System adopted by the United States Securities and Exchange Commission, the Corporation is a "foreign private issuer" and, accordingly, is not subject to the proxy rules under the Securities Exchange Act of 1934, as amended.

                         SECTION I - VOTING INFORMATION

Solicitation of Proxies

     The enclosed proxy is being solicited by or on behalf of the management of the Corporation. The mailing to Shareholders of this Circular will be on or about September 30, 2003. The cost of soliciting proxies will be borne by the Corporation. While most proxies will be solicited by mail only, regular employees of the Corporation may also solicit proxies by telephone or in person. Such employees will receive no additional compensation for these services other than their regular salaries, but will be reimbursed for their reasonable expenses.

     The Corporation will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of Common Shares registered in the names of such brokers, custodians, nominees and fiduciaries. The Corporation will reimburse brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses incurred in forwarding proxy materials to beneficial owners of Common Shares.

Voting Common Shares

     The Board of Directors of Gammon has fixed September 22, 2003 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting (the "Meeting Record Date").

     The Corporation will prepare, no later than ten (10) days following the Meeting Record Date, a list of Shareholders entitled to vote as of the Meeting Record Date, showing the number of Common Shares held by each such Shareholder. Each person named on the list of Shareholders is entitled to one (1) vote for each Common Share held, except to the extent that: (i) the Shareholder has transferred any Common Shares after the Meeting Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes ownership of those Common Shares and requests not later than ten (10) days before the date of the Meeting that the transferee's name be included on such list before the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting.

Shareholders may also cast their vote electronically or by telephone by following the instructions on the enclosed form of proxy or voting instruction form.

Registered Shareholders

     Registered shareholders are Shareholders whose Common Shares are held in their own name and they will have received a proxy form in their own name.

Non-Registered/Beneficial Shareholders

     Beneficial Shareholders are Shareholders who do not hold their Common Shares in their own name, but rather in the name of a nominee - this could be a bank, trust company, securities broker or other financial institution (and is known as holding in "street form").

     If you are a non-registered Shareholder, there are two (2) ways you can vote your Common Shares held by your nominee. Your nominee is required to seek voting instructions from you in advance of the Meeting in accordance with securities laws, and so you will receive, or will have already received from your nominee, a request for voting instructions or a proxy form for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions. Therefore, please follow them in order to make sure that your Common Shares are voted.

     Alternatively, if you wish to vote in person at the Meeting, please insert your own name in the space provided on the "Request for Voting Instructions" or proxy form to appoint yourself as proxyholder and follow the signing and return instructions of your nominee. Non-registered Shareholders who appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada.

Appointment of Proxy Holders

     The persons named in the enclosed form of proxy are directors and/or officers of Gammon. A Shareholder has the right to appoint some other person (who need not be a Shareholder) to attend and to act for and on behalf of such Shareholder at the Meeting. To exercise this right, the Shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proper form of proxy and, in either case, deliver the completed proxy by post or other form of delivery to Gammon at its registered office at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5, or to the transfer agent for the Common Shares, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, in either case to be received not later than the close of business on October 17, 2003 or, in the event of an adjournment, not later than two (2) business days preceding the day to which the Meeting is adjourned.

     All Common Shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the Shareholder as specified thereon.

     If you have appointed a person who was designated by Gammon to vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted:

     (1) FOR the election of the persons nominated for election as directors of Gammon;

     (2) FOR the re-appointment of Grant Thornton LLP, Chartered Accountants, as auditor of Gammon and to authorize the Board of Directors to fix the remuneration of the auditor;

     (3) FOR an increase in the maximum number of common shares reserved for grants of options under the Corporation's stock option plan;

     (4) FOR the approval of a grant of 3,900,000 options to directors, officers, employees and consultants of the Corporation under the terms of the Corporation's stock option plan; and

     (5) FOR the approval of one or more private placements during the twelve month period commencing on the date of the annual and special meeting, of such number of securities that would result in the Corporation issuing or making issuable up to 100% of the number of common shares of the Corporation outstanding as at the date hereof.

     The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such matter; however, if such matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein. The persons named in the form of proxy are either officers or directors of Gammon.

Revocability of Proxies

     A Shareholder executing the enclosed form of proxy has the right to revoke it at any time before it is exercised. Relevant provisions of the Companies Act (Quebec) (the "QCA") provide that a Shareholder may revoke a proxy by depositing an instrument in writing, executed by the Shareholder or by an attorney authorized in writing, at, or by transmitting, by telephonic or electronic means or any other manner permitted by law, a revocation to, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or by depositing such instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Shareholders

     The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of September 22, 2003, there were 47,540,572 Common Shares outstanding. Each Common Share carries the right to one (1) vote on any matter properly coming before the Meeting. A quorum for the meeting of Shareholders must have two (2) persons present and authorized to vote and must represent one-third (1/3) of the total number of outstanding Common Shares.

     To the knowledge of the directors and officers of Gammon, the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of the outstanding Common Shares is:

Name and Address of Beneficial Owner (1)                Number of Common Shares (1)         % of Class (2)
----------------------------------------                ---------------------------         --------------
Canadian Depositary for Securities Limited                    35,931,010                         75.6

Notes:
(1) Based upon public filings with securities regulatory authorities in Canada on SEDAR.
(2) Calculated on the basis of 47,540,572 Common Shares outstanding as of September 22, 2003.

                      SECTION II - BUSINESS OF THE MEETING

1.   Financial Statements and Auditor's Report

     The Management's Discussion and Analysis, including the audited consolidated financial statements of Gammon for the year ended July 31, 2003 and the auditor's report on those financial statements, are included with the mailing of this Circular. Additional copies may be obtained from Gammon upon request.

2.   Election of Directors

     The articles of Gammon provide that the board of directors of Gammon (the "Board of Directors") shall consist of a minimum of three (3) and a maximum of ten (10) directors and the number may be fixed from time to time by the Board of Directors. The Board of Directors has set the number of directors to be elected at the Meeting at six (6).

     The nominees for election as directors of Gammon are listed below, all of whom are currently serving as directors of Gammon. The persons proposed for election are, in the opinion of the Board of Directors and management, well qualified to act as directors for the forthcoming year.

     Such nominees, if elected, will serve until the next Annual Meeting of Shareholders or until his successor is duly elected or appointed. Management has been informed that each nominee is willing to serve as a director, if elected. Management recommends a vote for all nominees for election as directors of the Corporation.

     The following table sets out the names of the six (6) nominees, their principal occupation or employment and the year from which each has continually served as a director of Gammon. The table also sets out, as of September 22, 2003, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in Gammon.

                               NOMINEES FOR ELECTION AS DIRECTORS

                                                                        Common               Stock
Name, Position with the Corporation and/or Principal Occupation         Shares               Options
---------------------------------------------------------------         ------               -------
FRED GEORGE                                                            1,147,200            2,200,000
Resident of Bedford, Nova Scotia
  Chairman & President of Gammon Lake
  Director of Gammon and its predecessor companies since 1996

BRADLEY H. LANGILLE (4)                                                1,176,900            1,987,500
Resident of Halifax, Nova Scotia
  Chief Executive Officer of Gammon Lake
  Director of Gammon and its predecessor companies since 1996

RODOLFO NIEBLAS (1)(2)(3)                                                 nil                  82,000
Resident of Mexico City, Mexico
  Chief of Staff, Federal Electricity Commission, Mexico
  Director of Gammon since 2002

ALEJANDRO CARAVEO (1)(2)(4)                                               29,550               65,000
Resident of Chihuahua City, Mexico
  President, Compania Tecnica Minera S.A. de C.V.
  Director of Gammon Lake since 2002

DALE M. HENDRICK  (1)(2)(3)(4)                                            50,000               50,000
Resident of Toronto, Ontario
  President of Dale M. Hendrick & Associates Inc.
  Director of Gammon Lake since 2000

TERENCE W. COUGHLAN (3)                                                  144,400               65,000
Resident of Halifax, Nova Scotia
  Vice President of Gammon Lake
  Director of Gammon and its predecessor companies since 1996

Notes:
(1)  Member of the Audit Committee.
(2)  Member of the Nominating and Corporate Governance Committee.
(3)  Member of the Compensation Committee.
(4)  Member of the Health, Safety and Environment Committee.


     The Corporation does not have an executive committee.

     The Corporation has an Audit Committee, as required by the QCA, and its members are Dale M. Hendrick (Chair), Alejandro Caraveo and Rodolfo Nieblas. See "Section IV - Corporate Governance - Committees of the Board of Directors - Audit Committee".

     Alejandro Caraveo (Chair), Dale M. Hendrick and Rodolfo Nieblas comprise the Nominating and Corporate Governance Committee of the Board of Directors. See "Section IV - Corporate Governance - Committees of the Board of Directors - Nominating and Corporate Governance Committee".

     Rodolfo Nieblas (Chair), Terence W. Coughlan and Dale M. Hendrick comprise the Compensation Committee of the Board of Directors. See "Section IV - Corporate Governance - Committees of the Board of Directors - Compensation Committee".

     Bradley H. Langille (Chair), Alejandro Caraveo and Dale M. Hendrick comprise the Health, Safety and Environment Committee of the Board of Directors. See "Section IV - Corporate Governance - Committees of the Board of Directors - Health, Safety and Environment Committee".

3.   Re-Appointment of Auditor

     The Board of Directors recommends that Grant Thornton LLP, Chartered Accountants, be re-appointed as Gammon's auditor to hold office until the close of the next Annual Meeting and that the Board of Directors be authorized to fix their remuneration as such.

     Representatives of Grant Thronton LLP will be present at the Meeting. See "Section III - Executive Compensation and Other Information - Disclosure of Auditor Fees".

4.   Approval of Amendment to the Stock Option Plan

     On September 22, 2003, the board of directors of the Corporation approved a proposed amendment to the Corporation's Stock Option Plan, increasing the maximum number of Common Shares that may be reserved for the grant of options under the plan from 9,125,000 to 11,500,000 Common Shares. The amendment is subject to the approval of shareholders of the Corporation at the annual and special meeting. The full text of the Stock Option Plan, reflecting the proposed amendment, as well as the proposed ordinary resolution approving the amendment to the Stock Option Plan are attached to the management information circular as Schedules "B" and "C", respectively.

5.   Approval of Option Grants under the Stock Option Plan

     During the past fiscal year, the board of directors of the Corporation approved several grants of a total of 3,900,000 options to directors, officers and employees of the Corporation under the terms of the Corporation's Stock Option Plan. These options exceeded the existing maximum number of shares issuable under the plan and, as such, are not exercisable until they are approved, together with the proposed amendment to the Stock Option Plan, by shareholders of the Corporation at the annual and special meeting. The following table provides details with respect to the options proposed to be approved:


------------------------------------------------------------------------------------------------------------------
Holders                         Number of Shares     Exercise Price    Date of Grant           Expiry Date
                                Under Option (#)     ($/share)
------------------------------------------------------------------------------------------------------------------
Officers and Directors             2,382,000            $2.60           July 4, 2003            July 4, 2008

Employees & Consultants            1,518,000            $2.60           July 4, 2003            July 4, 2008
------------------------------------------------------------------------------------------------------------------


     The full text of the proposed ordinary resolution approving the grant of 3,900,000 options under the terms of the Stock Option Plan is attached to the management information circular as Schedule "D".

6.   Advance Approval of Private Placements

     From time to time, the Corporation investigates opportunities to raise funds on advantageous terms in order to expand its mineral exploration activities. The Corporation expects to undertake one or more of such financings over the next year and expects some of them to be structured as private placements.

     Pursuant to applicable regulatory requirements, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "25% Rule"), unless there has been shareholder approval of such transactions.

     The application of the 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities. In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and the Corporation's operations. In accordance with applicable regulatory practices, the Corporation may obtain advance approval by shareholders of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

     The Corporation's issued and outstanding share capital as at the date hereof is 47,540,572 Common Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve-month period commencing on October 27, 2003 would not exceed 47,540,572 Common Shares in the aggregate, or 100% of the Corporation's issued and outstanding share capital as at September 15, 2003.

     Any private placement proceeded with by the Corporation under the advance approval being sought at the annual and special meeting will be subject to the following additional restrictions: (i) it must be substantially with parties at arm's length to the Corporation; (ii) it cannot materially affect control of the Corporation; (iii) it must be completed within a twelve month period following the date the shareholder approval is given; and (iv) it must comply with applicable private placement pricing rules which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the trading day prior to the date notice of the private placement is given to the applicable regulatory authority (the "Market Price"), less the applicable discount, as follows:

                  Market Price                       Maximum Discount
                  ------------                       ----------------
                  $0.50 or less                      25%
                  $0.51 to $2.00                     20%
                  Above $2.00                        15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

     Whether or not a particular placement is "substantially" at arm's length or will materially affect control of the Corporation (in which case specific shareholder approval may be required) is a matter determined at the discretion of the applicable regulatory authorities.

     In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution approving the issuance in one or more private placements during the twelve month period commencing October 27, 2003 of such number of securities that would result in the Corporation issuing or making issuable up to 47,540,572 Common Shares. The full text of the proposed ordinary resolution to be passed by shareholders is attached to the Circular as Schedule "E".


           SECTION III - EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation of the Directors

     Directors of the Corporation who are not employees of the Corporation are remunerated for their services as follows:

     o   Annual fee                                                        $nil

     o   Annual fee paid to the Chair of any committee of
            the Board of Directors                                         $nil
     o   Attendance fee for any meeting of the Board of
          Directors or any committee of the Board of Directors             $nil

     The committee meeting fee is reduced to $nil if such meeting is held on the same day as a meeting of the Board of Directors. If a director is required to travel for an additional day to attend a meeting of the Board of Directors or a committee meeting, an additional attendance fee of $nil is payable to such director. Directors are reimbursed for their reasonable expenses incurred to attend meetings.

Officers of the Corporation

     The following table sets out the officers of the Corporation and, as of September 22, 2003, the number of Common Shares owned by each of them or over which control or direction is exercised by each of them, and the number of stock options which they hold in Gammon.


                                    OFFICERS


                                                                            Common            Stock
Name, Position with the Corporation and/or Principal Occupation             Shares           Options
---------------------------------------------------------------             ------           -------
FRED GEORGE                                                               1,147,200(1)      2,200,000
Resident of Bedford, Nova Scotia
  Chairman and President
  He has been a Director of Gammon and its
     predecessor companies since 1996.

BRADLEY H. LANGILLE                                                       1,176,900(1)      1,987,500
Resident of Halifax, Nova Scotia
  Chief Executive Officer
  He has been a Director of Gammon and its
     predecessor companies since 1996.

GREGORY K. LILLER                                                             nil             220,000
Resident of Tuscon, Arizona Vice President,
     Exploration He has been with Gammon since 2000.

TERENCE W. COUGHLAN                                                         144,400(2)         65,000
Resident of Halifax, Nova Scotia
  Vice President
  He has been a Director of Gammon and its
     predecessor companies since 1996.

L. LEANNE DOWE, C.A.                                                          nil              10,000
Resident of Halifax, Nova Scotia
  Chief Financial Officer
  She has been with Gammon since 2003.

Notes:
(1)  Represents approximately 2% of outstanding Common Shares.
(2)  Represents less than 1% of outstanding Common Shares.

Summary Compensation Table

     The following table sets out, for the periods indicated, information concerning the compensation earned by the Chief Executive Officer and the other five most highly compensated "executive officers" of the Corporation, as that term is defined by applicable securities legislation who earn in excess of $100,000 per year.

=========================================================================================================================
                                                                                                              All Other
Name and Principal                                                                                           Compensation
Position              Year            Annual Compensation                    Long Term Compensation             ($)(3)
-------------------------------------------------------------------------------------------------------------------------
                            Salary       Bonus       Other Annual
                             ($)(1)       ($)      Compensation ($)            Awards            Payouts
-------------------------------------------------------------------------------------------------------------------------
                                                                      Securities   Restricted
                                                                         Under      Shares Or
                                                                        Options    Restricted    LTIP
                                                                        Granted       Share     Payouts
                                                                        (#) (2)     Units ($)      ($)
-------------------------------------------------------------------------------------------------------------------------
FRED GEORGE(5)        2003   161,769    150,000          nil          1,900,000(4)      -           -             -
Chairman and          2002   135,615     50,000          nil            300,000         -           -             -
President             2001   129,500       nil           nil              Nil           -           -             -
-------------------------------------------------------------------------------------------------------------------------
BRADLEY H. LANGILLE   2003   76,784      75,000          nil          1,400,000(5)      -           -             -
Chief Executive       2002   89,808      50,000          nil            150,000         -           -             -
Officer               2001   61,731        nil           nil              Nil           -           -             -
-------------------------------------------------------------------------------------------------------------------------
GREGORY K. LILLER     2003   148,964       Nil           nil           50,000(6)        -           -             -
Vice President,       2003   90,972        nil           nil            20,000          -           -             -
Exploration           2001   150,000       nil           nil              Nil           -           -             -
=========================================================================================================================
Notes:
(1)  These amounts  represent either salary or consulting fees paid to the Named
     Executive  Officer  or  consulting  companies  associated  with  the  Named
     Executive Officers.
(2)  Options to purchase  Common Shares  granted  purusant to the  Corporation's
     Stock Option Plan.  See,  "Section III - Executive  Compensation  and Other
     Information - Gammon Stock Option Plan".
(3)  The aggregate value of all other  compensation  paid to the Named Executive
     Officers  did not  exceed  $50,000  or 10% of the  total of such  officers'
     respective salary and bonuses in any year.
(4)  Of this  amount,  a total of  1,100,000  are  subject  to the  approval  of shareholders at the annual and special meeting. See, "Section II - Business of the Meeting - 5. Approval of Option Grants under the Stock Option Plan".
(5)  Of this  amount,  a total of  1,200,000  are  subject  to the  approval  of shareholders at the annual and special meeting. See, "Section II - Business of the Meeting - 5. Approval of Option Grants under the Stock Option Plan".
(6)  Of  this  amount,  a  total  of  25,000  are  subject  to the  approval  of shareholders at the annual and special meeting. See, "Section II - Business of the Meeting - 5. Approval of Option Grants under the Stock Option Plan".


Gammon Stock Option Plan

     Gammon has adopted a stock option plan (the "Gammon Stock Option Plan") in accordance with the requirements of The Toronto Stock Exchange (the "Gammon Stock Option Plan").

     Under the Gammon Stock Option Plan, the maximum number of Common Shares that can be issued is 9,125,000. As of September 22, 2003: 5,629,800 of the stock options have been granted and exercised; 7,223,500 stock options have been granted but not exercised; and nil stock options are reserved for future granting. It is proposed that the maximum number of shares that can be issued under the Gammon Stock Option Plan be increased from 9,125,000 to 11,500,000. See "Section II - Business of the Meeting - 4. Approval of Amendment to the Stock Option Plan". Certain grants made in the past year are subject to shareholder approval. See "Section II - Business of the Meeting - 5. Approval of Option Grants under the Stock Option Plan".

     The following table sets forth details with respect to options to purchase Common Shares which are outstanding under the Stock Option Plan as of the date hereof:

------------------------------------------------------------------------------------------------------------------------
Holder                Date of Grant        Common Shares      Exercise Price    Expiry Date            Market Price on
                                           Under Option #)    ($/share)                                Date of Grant(1)
------------------------------------------------------------------------------------------------------------------------
Executive Officers    April 25, 2001          500,000            $1.50          April 25, 2006             $1.48
as a group            September 26, 2001       20,000            $0.50          September 26, 2006         $0.50
(5 in total)          February 7, 2002        150,000            $0.75          February 7, 2007           $0.65
                      March 15, 2002          437,000            $0.80          March 15, 2007             $0.80
                      October 9, 2002       1,025,000            $1.01          October 9, 2007            $1.01
                      July 4, 2003          2,350,000(2)         $2.60          July 9, 2008               $2.60
------------------------------------------------------------------------------------------------------------------------
Directors who are     January 31, 2000         40,000            $2.40          January 31, 2005           $2.30
not also executive    October 9, 2002         125,000            $1.01          October 9, 2007            $1.01
officers, as a group  July 4, 2003             32,000(2)         $2.60          July 9, 2008               $2.60
(3 in total)
------------------------------------------------------------------------------------------------------------------------
Employees             July 4, 2003             3,000(2)          $2.60          July 9, 2008               $2.60
(1 in total)
------------------------------------------------------------------------------------------------------------------------
Consultants           April 25, 2001           8,000             $1.50          April 25, 2006             $1.48
(12 in total)         September 26, 2001      50,000             $0.50          September 26, 2006         $0.50
                      February 7, 2002        75,000             $0.75          February 7, 2007           $0.65
                      March 1, 2002          100,000             $0.90          March 1, 2005              $0.89
                      March 15, 2002         448,000(4)          $0.80          March 15, 2007             $0.80
                      April 24, 2002          20,000(4)          $1.30          April 24, 2007             $1.28
                      May 21, 2002           300,000(4)          $1.60          May 21, 2004               $1.58
                      June 25, 2002           25,000(4)          $2.00          June 25, 2003              $1.56
                      July 4, 2003          1,515,000(2)         $2.60          July 9, 2008               $2.60
------------------------------------------------------------------------------------------------------------------------
Notes:
(1)  In accordance with the terms of the plan, based on the closing price of the common shares on the day preceding the date of grant of the options.
(2)  Subject to the approval of shareholders at the annual and special  meeting.
     See "Section II - Business of the Meeting - 4. Approval of Amendment to the
     Stock Option Plan" and "Section II - Business of the Meeting - 5.  Approval
     of Option Grants under the Stock Option Plan".


     The purpose of the Gammon Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Corporation and, in combination with these goals, to encourage equity ownership in the Corporation by its employees and consultants.

     The Gammon Stock Option Plan is administered by the Board of Directors, with the Compensation Committee having been designated by the Board of Directors to administer it. The Compensation Committee has full and complete authority to interpret the Gammon Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Gammon Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

     The Gammon Stock Option Plan is subject to the following:

     (a) the maximum number of Common Shares which may be issued under the Gammon Stock Option Plan shall not exceed 9,125,000, subject to adjustment. The maximum number of Common Shares with respect to which grants may be made to any one (1) employee or his or her associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the issued shares. The maximum number of Common Shares reserved for issuance to insiders

          (as defined in the Securities Act (Ontario)) of the Corporation and their associates shall not exceed 10% of the issuable shares, the maximum number of Common Shares which may be issued to insiders of the Corporation and their associates under the Gammon Stock Option Plan within any one (1) year period, when taken together with any other share compensation arrangements, shall not exceed 10% of the issuable shares for all such insiders and associates in the aggregate and, in the case of any one (1) insider and his or her associates, shall not exceed 5% of the issuable shares.

     (b) the market value of Common Shares issued under the Gammon Stock Option Plan means the closing board lot sale price of the Common Shares on the Toronto Stock Exchange ("TSX") on the business day immediately preceding the date of grant and, if there was not a board lot sale on the TSX on such date, then the last board lot sale prior thereto.

     (c) options are exercisable for a maximum period of ten (10) years from the date of grant or such shorter period as may be determined at the time of the grant.

     (d)  grants made under the Gammon Stock Option Plan are not assignable.

     In 2003, there were 3,350,000 stock options granted to the executive officers of the Corporation. See "Executive Compensation - Aggregated Option Grants during the Most Recently Completed Financial Year - 2003".

     The following table sets forth information concerning the aggregated stock options granted to the executive officers of the Corporation during 2003.

                            Aggregated Option Grants during the Most Recently Completed
                              Financial Year - 2003

=============================================================================================================
                                         % of Total
                          Securities       Options                        Market Value of
                             Under       Granted to                         Securities
                            Options     Employees in     Exercise or   Underlying Options
                            Granted       Financial      Base Price    on the Date of Grant      Expiration
Name                          (#)          Year(1)      ($/Security)       ($/Security)             Date
-------------------------------------------------------------------------------------------------------------
FRED GEORGE                 800,000         14.4%           $1.01              $1.01          October 9, 2007
                           1,100,000        19.8%           $2.60              $2.60          July 4, 2008
-------------------------------------------------------------------------------------------------------------
BRADLEY H. LANGILLE         200,000         3.6%            $1.01              $1.01          October 9, 2007
                           1,200,000        21.6%           $2.60              $2.60          July 4, 2008
-------------------------------------------------------------------------------------------------------------
GREGORY K. LILLER           25,000          0.4%            $1.01              $1.01          October 9, 2007
                            25,000          0.4%            $2.60              $2.60          July 4, 2008
-------------------------------------------------------------------------------------------------------------
TERRENCE W. COUGHLAN        15,000          0.3%            $2.60              $2.60          July 4, 2008
-------------------------------------------------------------------------------------------------------------
L. LEANNE DOWE, C.A.        10,000          0.2%            $2.60              $2.60          July 4, 2008
=============================================================================================================
Notes:
(1)  A total of 5,550,000 options were granted to directors, officers, employees and  consultants  during the 2003  financial  year of which  3,900,000  are subject to shareholder approval.  See "Section II - Business of the Meeting
     - 5. Approval of Option Grants under the Stock Option Plan".


     The following table sets forth information concerning the aggregated stock options exercised by the executive officers of the Corporation during 2003.

                   Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values - 2003

===============================================================================================================
                                                                                    Value Unexercised In-the
                                                          Unexercised Options at    Money Options at July 31,
                                                              July 31, 2003                   2003
                       Securities      Aggregate Value              (#)                        ($)
                       Acquired On      Realized ($)           Exercisable/               Exercisable/
Name                  Exercise (#)                            Unexercisable             Unexercisable(1)
---------------------------------------------------------------------------------------------------------------
FRED GEORGE              100,000        $304,000 (2)          2,800,000/nil              $5,354,000/nil
---------------------------------------------------------------------------------------------------------------
BRADLEY H. LANGILLE      100,000        $304,000 (3)          2,100,000/nil              $3,462,000/nil
---------------------------------------------------------------------------------------------------------------
GREGORY K. LILLER           -                 -                220,000/nil                $549,146/nil
---------------------------------------------------------------------------------------------------------------
TERRENCE W.              80,000         $189,600 (4)            65,000/nil                $136,100/nil
COUGHLAN
---------------------------------------------------------------------------------------------------------------
L. LEANNE DOWE,             -                 -                 10,000/nil                 $9,400/nil
C.A.
===============================================================================================================
Notes:
(1)  On July 31, 2003,  the last trading day of the 2003 financial  period,  the closing price of the Common Shares on the TSX Exchange was $3.54.
(2)  Exercised on July 31, 2002, at $3.54 per share.
(3)  Exercised on July 31, 2002, at $3.54 per share.
(4)  Exercised on July 11, 2002, at $2.87 per share.


Change of Control Agreements

     The Corporation has no change of control agreements with executive officers.

Directors' and Officers' Liability Insurance

     The Corporation, together with its related companies, maintains liability insurance for the benefit of the Corporation, its related companies and their directors and officers, as a group. The amount of insurance purchased in 2003 was $2,000,000 (aggregate limit). The policy contains a deductible clause of $100,000 for the Corporation and nil for each director or officer, on a per claim basis. In 2003, the aggregate insurance premium was $35,500 and did not distinguish between directors as a group or officers as a group.

Interests of Management and Others in Material Transactions

     As of July 31, 2003, no director or executive officer of the Corporation, no security holder who is known to the Corporation to own of record or beneficially hold more than 10% of Common Shares and no associate or affiliate of any such director, executive officer or security holder has had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

     Gammon owns approximately 26.7% of the issued and outstanding shares of Mexgold Resources Inc. ("Mexgold") as at July 31, 2003. Mexgold is a junior natural resource issuer with its common shares listed on the TSX Venture
Exchange under the trading symbol, "MGR". Mr. Bradley H. Langille serves as President and is a director of Mexgold, Mr. Gregory K. Liller serves as Vice President Exploration and is a director of Mexgold, Ms. L. Leanne Dowe serves as Chief Financial Officer of Mexgold, and Mr. Dale M. Hendrick serves as a director of Mexgold. Disclosure of Auditor Fees

     During the year ended July 31, 2003, Gammon paid a total of $157,500 to Grant Thornton LLP, Chartered Accountants. The following is a description of the fees.

     Audit Fees: Audit fees in connection with Grant Thornton LLP's audit of Gammon's annual financial statements and their review of Gammon's unaudited interim financial statements included in Gammon's Quarterly Reports totalled approximately $118,000.

     All Other Fees: Fees billed to Gammonby Grant Thornton LLP for all other services totalled approximately $39,500. These fees can be sub-categorized as follows:

          Other Audit and Audit-Related Services: Other audit and audit-related services are services performed by Grant Thornton LLP that are closely related to the performance of the audit and in many cases could only be provided by Gammon's external auditors. Such services include comfort letters and consents related to securities registration statements and other capital raising activities, reports relating to Gammon's regulatory filings, reports relating to Gammon's compliance with provisions of or calculations required by agreements and due diligence pertaining to acquisitions. The aggregate fees billed to Gammon by Grant Thornton LLP for other audit and audit-related services rendered to Gammon totalled approximately $29,500.

          Tax-Related Services: The aggregate fees billed to Gammon by Grant Thornton LLP for tax-related services, such as tax advisory and compliance, totalled approximately $10,000.

          Other Services: The aggregate fees billed by Grant Thornton LLP for all other services rendered to Gammon for matters such as non-financial systems consulting and business process reviews, totalled approximately $nil.

Report on Executive Compensation

     The Compensation Committee of the Board of Directors considers compensation matters as and when required. The Compensation Committee reviews and submits recommendations to the Board of Directors with respect to the Corporation's executive compensation policies and the compensation paid to the Corporation's executive officers. The Compensation Committee also reviews the design and competitiveness of the Corporation's compensation and benefit programs generally and has the authority to recommend to the Board of Directors for its approval amendments to, and grants pursuant to, such programs.

     Composition of the Compensation Committee

     The Compensation Committee is composed of Rudolfo Nieblas (Chair),  Terence
W. Coughlan and Dale M. Hendrick. Messrs. Nieblas and Coughlan are unrelated and independent members of the Board of Directors and therefore a majority of the members of the Composition Committee are independent of management of the Corporation.

     Compensation Philosophy

     The Corporation's executive compensation policy is designed to provide for the enhancement of Shareholder value, the successful implementation of the Corporation's business plans and a link between executive compensation and the financial performance of the Corporation.

     The objectives of the Corporation's executive compensation policy are to:

     (a) attract, retain and motivate executives critical to the success of the Corporation;

     (b) provide fair, competitive and cost effective compensation programs to its executives;

     (c)  link the interests of management with those of the Shareholders; and

     (d)  provide rewards for outstanding corporate and individual performance.

     The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board of Directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each executive officer.

     Basic Salary

     In determining the basic salary of an executive officer, the Compensation Committee places equal weight on the following factors:

     (a)  the particular responsibilities related to the position;

     (b)  salaries paid by comparable businesses;

     (c)  the experience level of the executive officer; and

     (d)  his or her overall performance.

     Bonus Payments

     Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance.

     In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold and industrial minerals produced by the Corporation. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Corporation. There are no pre-established payout ranges.

     In 2003, bonuses were awarded to the following officers of the Corporation:
President, in the amount of $150,000; and Chief Executive Officer in the amount of $75,000.

     Long-Term Incentives

     The Corporation maintains a stock option plan, the "Gammon Stock Option Plan", which has been approved by the Shareholders of the Corporation.

     During 2003, the Board of Directors, on the recommendation of the Compensation Committee, granted stock options to executive officers of the Corporation as follows: Fred George, Chairman & President, was granted 800,000 stock options with an exercise price of $1.01, which expire on October 9, 2007 and also 1,100,000 stock options* with an exercise price of $2.60, which expire on July 4, 2008; Bradley H. Langille, Chief Executive Officer, was granted 200,000 stock options with an exercise price of $2.60, which expire on October 9, 2007, and also 1,200,000 stock options* with an exercise price of $2.60, which expire on July 4, 2008; Gregory K. Liller, Vice-President Exploration, was granted 25,000 stock options with an exercise price of $1.01, which expire on October 9, 2007 and also 25,000 stock ooptions* with an excericse price of $2.60, which expire on July 4, 2008; and, L. Leanne Dowe, Chief Financial Officer, was granted 10,000 stock ooptions* with an exercise price of $2.60, which expire on July 4, 2008. The exercise price of the stock options was determined with reference to the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of the grant of the stock options. The grants of stock options marked with "*" are subject to shareholder approval as discussed under, "Section II - Business of the Meeting - 5. Approval of Option Grants under the Stock Option Plan".

                                       Compensation Committee of the
                                       Board of Directors of Gammon Inc.

                                       Dale M. Hendrick (Chair)
                                       Alejandro Caraveo
                                       Rodolfo Nieblas

September 22, 2003


Performance Graph

     The following graph shows a comparison of the cumulative return of the Corporation's publicity traded shares versus the S&P/TSX Composite Index and the S&P/TSX Canadian Gold Index.

[See schedule F]


                        SECTION IV - CORPORATE GOVERNANCE

     Gammon believes that good corporate governance is an essential element in a well-managed company.

     The Corporation's corporate governance practices have been compared with the TSX corporate governance guidelines (the "TSX Guidelines") (including the proposed amendments published in April 2002 and not yet formally implemented as of July 31, 2003) and are set out in the "Statement of Corporate Governance Practices" attached as Schedule "A" to this Circular.

     The Corporation has been reviewing its corporate governance practices in light of the proposed rules of the Ontario Securities Commission (the "OSC") regarding corporate governance matters (the "OSC Proposals"). The Corporation has also been reviewing its corporate governance practices in light of the Sarbanes-Oxley Act of 2002 ("SOX") enacted in the United States and the rules and regulations issued and proposed to be issued by the Securities and Exchange Commission (the "SEC") in the United States to give effect to that legislation, as well as the proposals published by the New York Stock Exchange (the "NYSE") in relation to corporate governance requirements for NYSE-listed companies (the "NYSE Proposals").

     When amendments to the TSX Guidelines, the OSC Proposals, the SOX-related rules and regulations of the SEC and the NYSE Proposals are finalized, the Corporation will reassess and make and any necessary changes to its corporate governance practices.

     The following is a description of the Corporation's corporate governance practices.

Mandate of the Board of Directors

     The duties and responsibilities of the Board of Directors are:

     o to supervise the management of the business and affairs of the Corporation; and

     o    to act with a view towards the best interests of the Corporation.

     In discharging its mandate, the Board of Directors is responsible for the oversight and review of the development of, among other things, the following matters:

     o    the strategic planning process of the Corporation;

     o identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;

     o succession planning, including appointing, training and monitoring senior management;

     o    a   communications   policy   for  the   Corporation   to   facilitate
          communications with investors and other interested parties; and

     o the integrity of the Corporation's internal control and management information systems.

     The Board of Directors also has the mandate to assess the effectiveness of the Board of Directors as a whole, its committees and the contribution of individual directors.


Composition of the Board of Directors

     The Board of Directors, as proposed in this Circular for election at the Meeting, will consist of six (6) members, of whom the Board of Directors has determined that three (3) are "unrelated" for purposes of the TSX Guidelines and "independent" for purposes of the OSC Proposals, SOX and the NYSE Proposals. These three (3) directors are Merrs. Hendrick, Caraveo and Nieblas.

Meetings of the Board of Directors

     The Board of Directors meets at least once each calendar quarter and following the annual meeting of Shareholders of the Corporation. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. In fiscal 2003, the Board of Directors met seven (7) times.


Independence of the Board of Directors

     Mr.George is the Chairman of the Board of Directors and the President of the Corporation. The Board of Directors believes that there are substantial benefits to the Corporation with Mr. George serving in both of those positions.

     To facilitate the functioning of the Board of Directors independently of management, the following structures and processes are in place:

     o members of management on the Board of Directors is limited to one-half of the directors;

     o when appropriate, members of management, including Mr. George, are not present for the discussion and determination of certain matters at meetings of the Board of Directors;

     o under the by-laws of the Corporation, any two directors may call a meeting of the Board of Directors;

     o Mr. George's compensation is considered, in his absence, by the Compensation Committee at least once a year; and

     o    in  addition to the  standing  committees  of the Board of  Directors,
          independent   committees  are  appointed  from  time  to  time,   when
          appropriate.

Committees of the Board of Directors

     The Board of Directors has four (4) standing committees:

     o    the Audit Committee;

     o    the Nominating and Corporate Governance Committee;

     o    the Compensation Committee; and

     o    the Health, Safety and Environment Committee.

     The majority of all of the committees are independent of management and report directly to the Board of Directors. From time to time, when appropriate, ad hoc committees of the Board of Directors are appointed by the Board of Directors.

     Audit Committee

     The members of the Audit Committee are Messrs. Hendrick (Chair), Caraveo and Nieblas. During 2002, the Audit Committee met four (4) times.

     The purposes of the Audit Committee are to assist the Board of Directors' oversight of:

     o    the integrity of Gammon's financial statements;

     o    Gammon's compliance with legal and regulatory requirements;

     o    the qualifications and independence of Gammon's independent  auditors;
          and

     o the performance of the independent auditors and Gammon's internal audit function.

     Nominating and Corporate Governance Committee

     The  members of the  Nominating  and  Corporate  Governance  Committee  are
Messrs.  Caraveo  (Chair),  Nieblas  and  Hendrick.   During  fiscal  2003,  the
Nominating and Corporate Governance met three (3) times.

     The purpose of the Nominating and Corporate Governance Committee are:

     o to identify and recommend individuals to the Board of Directors for nomination as members of the Board of Directors and its committees (other than the Nominating and Corporate Governance Committee); and

     o to develop and recommend to the Board of Directors a set of corporate governance principles applicable to Gammon.

     Compensation Committee

     The members of the Compensation Committee are Messrs. Nieblas (Chair), Coughlan and Hendrick. During fiscal 2003, the Compensation Committee met one
(1) times.

     The purposes of the Compensation Committee are to make recommendations to the Board of Directors relating to the compensation of:

     o    the members of the Board of Directors;

     o    Gammon's President and Chief Executive Officer; and

     o    Members of senior management of Gammon.

     Health, Safety and Environment Committee

     The members of the Health, Safety and Environment Committee are Messrs. Hendrick (Chair), Nieblas and Langille. During 2003. The Health, Safety and
Environment Committee was established subsequent to July 31, 2003 and, accordingly did not meet during 2003.

     The purposes of the Health, Safety and Environment are to monitor the implementation and management of the Corporation's policies relating to health, safety and environmental matters.

     In particular, the Health, Safety and Environment Committee has the authority and responsibility for:

     o    ensuring   that   appropriate   and  effective   health,   safety  and
          environmental policies and procedures are in place, operational and supported by sufficient resources;

     o reviewing and monitoring the health, safety and environmental policies and procedures of the Corporation and reporting to the Board of Directors with any recommendations relating to those policies and procedures;

     o    reviewing   material   incidents   relating  to  health,   safety  and
          environmental issues and reporting to the Board of Directors with any recommendations relating to those incidents;

     o promoting and supporting improvements to the Corporation's health, safety and environmental record; and

     o arranging, implementing and overseeing environmental audits at any of the operations of the Corporation.

Decisions requiring Board of Directors Approval

     In addition to those matters which, by law, must be approved by the Board of Directors, the approval of the Board of Directors is required for:

     o    the Corporation's annual business plan and budget;

     o    major acquisitions or dispositions by the Corporation; and

     o    transactions which are outside of the Corporation's existing business.

Shareholder Communications

     The  Board  of  Directors  has  authorized   management  to  represent  the
Corporation in its communications with shareholders and members of the investment community. In addition, management meets regularly with investors and other interested parties to receive and respond to inquiries and comments. The Corporation seeks to ensure that all inquiries and concerns receive a complete and timely response from the appropriate member of management.

     The Board of Directors reviews the Corporation's significant communications with investors and the public, including the Corporation's Annual Information Form, Management's Discussion & Analysis, Management Information Circular, annual audited financial statements and quarterly unaudited financial statements.

Expectations of Management

     The Board of Directors has charged management with responsibility for the efficient management of the business and affairs of the Corporation and the identification and proposal of initiatives for the Corporation to secure opportunities as they arise. In order for the Board of Directors to effectively carry out its mandate, it regularly assesses the abilities of, and communicates those assessments to, management.

     The Board of Directors recognizes the value of direct input from management as it serves to assist the Board of Directors in its deliberations. Where appropriate, members of management are invited to attend meetings of the Board of Directors to provide their input on various matters.

                                 OTHER BUSINESS

     The form of proxy accompanying this Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting or other matters which may properly come before the Meeting. Management of the Corporation knows of no matter to come before the Meeting or of any amendment or variation to matters identified in the Notice of the Meeting, other than the matters referred to in the Notice of the Meeting. However, if matters not now known to management should properly come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the person voting such Common Shares.


                             ADDITIONAL INFORMATION

     The Corporation will furnish, without charge, to any Shareholder submitting a written request, a copy of the Corporation's annual report for the year ended July 31, 2003 on United States Securities and Exchange Commission Form 40-F or the Canadian Annual Information Form, including the financial statements and schedules thereto. Such written request should be directed to the attention of Gammon Lake Resources Inc., 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5.


                           BOARD OF DIRECTORS APPROVAL

     The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

DATED this 22nd day of September, 2003.


                                   FRED GEORGE
                                   Chairman and President

                                  SCHEDULE "A"

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      The Corporation's corporate governance practices are compared with the corporate governance guidelines set out in the TSX Company Manual (including the proposed amendments published in April 2002 and not yet formally implemented as of July 31, 2003).


                                                    Does
                                                   Gammon
TSX Corporate Governance Guidelines                 Align?          Gammon's Corporate Governance Practices
-----------------------------------                 ------          ---------------------------------------
1.  The board of directors of every corporation      YES            The Board of Directors has responsibility for
    should explicitly assume responsibility for                     stewardship of the Corporation by, among other
    the stewardship of the corporation.                             things, supervising the management of the
                                                                    Corporation's business and affairs, with the
                                                                    goal of enhancing shareholder value.

    As part of the overall stewardship
    Responsibility, the board of directors
    should Assume responsibility for the
    following Matters:

    a.  adoption of a strategic planning process     YES            The Board of Directors is responsible for the
        and approval of a strategic plan which                      oversight and review of the strategic planning
        takes into account,among other things,                      process of the Corporation.
        the opportunities and risks of the business;
                                                                    Strategic issues facing the Corporation are reviewed
                                                                    with management and addressed by the Board of
                                                                    Directors at its regularly scheduled meetings and
                                                                    at meetings specifically called for such purpose.

    b.  the identification of the principal risks    YES            The Board of Directors is responsible for
        of the corporation's business and                           identifying the principal risks of the
        ensuring implementation of appropriate                      Corporation's business and ensuring
        systems to manage these risks;                              implementation of appropriate systems to
                                                                    manage these risks. The Board of Directors,
                                                                    directly or through its committees, periodically
                                                                    reviews specifically identified risks. The
                                                                    Audit Committee, among other things, assists the
                                                                    Board of Director's oversight of the integrity of
                                                                    the Corporation's financial statements. The Health,
                                                                    Safety and Environment Committee, among other
                                                                    things, has the authority and responsibility
                                                                    for ensuring that appropriate and effective
                                                                    health, safely and environmental policies and
                                                                    procedures are in place, operational and
                                                                    supported by sufficient resources.

    c.  succession planning, including               YES            A key responsibility of the Board of Directors is
                                                                    overseeing and reviewing the development of
        appointing, training and monitoring                         succession planning by the Corporation.  The
        senior management;                                          Nominating and Corporate Governance Committee, among
                                                                    other things, has the authority and responsibility for
                                                                    identifying and recommending individuals to the Board of



                                                                    Directors and its committees (other than the Nominating
                                                                    and Corporate Governance Committee).

    d.  a communications policy for the              YES            The Board of Directors has authorized
        corporation; and                                            management to represent the Corporation in
                                                                    its communications with shareholders and members
                                                                    of thie investment community.  Adequate structures
                                                                    are in place to ensure effective, timely and
                                                                    non-selective communications between the
                                                                    Corporation and shareholders, members of
                                                                    the investment community and securities and other
                                                                    regulatory agencies.

    e.  the integrity of the corporation's            YES           The  Board  of  Directors,  through the Audit
        internal control and management                             Committee, is responsible for the performance
        information systmes                                         of the Corporation's internal audit function.


---------------------------------------------------------------------------------------------------------------------
2.  The board of directors of every corporation       NO            As used herein, the term "unrelated director"
    should be constituted with a majority of                        means a director who is independent of
    individuals who qualify as unrelated directors                  management and is free from any interest and any
                                                                    business or other relationship which could,
                                                                    or could reasonably be perceived to, materially
                                                                    interfere with the director's ability to act with a
                                                                    view to the best interets of the Corporation,
                                                                    other than interests and relationships arising from
                                                                    shareholding.

                                                                    Based on the information provided by the nominees
                                                                    for election as directors of the Corporation,
                                                                    the Board of Directors has determined that the
                                                                    following nominees for election as directors
                                                                    are "unrelated directors":  Dale M. Hendrick,
                                                                    Alejandro Caraveo and Rodolfo Nieblas.

                                                                    These nominees constitute one-half of the six
                                                                    nominees for election as directors of the
                                                                    Corporation.  The Corporation believes
                                                                    that it has an effective balance between
                                                                    nominees who are unrelated directors,
                                                                    and those who are not.

---------------------------------------------------------------------------------------------------------------------
3.  The application of the definition of              YES           The Board of Directors, directly and through
    "unrelated director" to the circumstances                       the Nominating and Corporate Governance
    of each individual director should be the                       Committee, has the responsibility to review
    responsibility of the board of directors which                  annually the relationships, if any, between the
    has a majority of unrelated directors.  The                     Board of Directors, the Corporation and
    board of directors will also be required to                     management.
    disclose on an annual basis the analysis of
    the application of the principles supporting                    Based on the information provided by the
    this conclusion.                                                nominees for election as directors of the
                                                                    Corportion, the Board of Directors has
                                                                    determined that the following nominees for
                                                                    election as directors are "unrelated
                                                                    directors": Dale M. Hendrick, Alejandro
                                                                    Caraveo and Rodolfo Nieblas.


---------------------------------------------------------------------------------------------------------------------
4.  The board of directors of every corporation       YES           The Nominating and Corporate Governance
    should appoint a committee of directors                         Committee, among other things, has the
    composed exclusively of outside directors,                      authority and responsibility for identifying and
    a majority of whom are unrelated directors,                     recommending individuals to the Board of
    with the responsibility for proposing to the                    Directors for nomination as members of the
    full board of directors new nominees to the                     Board of Directors and its committees (other
    board of directors and for assessing directors                  than the Nominating and Corporate
    on an ongoing basis.                                            Governance Committee) and for estabilshing
                                                                    procedures for the oversight of the Board of
                                                                    Directors and its committees.

                                                                    All members of the Nominating and Corporate
                                                                    Governance Committee are "unrelated directors".

---------------------------------------------------------------------------------------------------------------------
5.  Every board of directors should implement         YES           The Nominating and Corporate Governance
    a process to be carried out by the nominating                   Committee, among other things, has the
    committee or other appropriate committee for                    authority and responsibility for developing and
    assessing the effectiveness of the board of                     recommending to the Board of Directors a set
    the board of directors as a whole, the                          of corporate governance  principles applicable
    committees of the board of directors and                        to the Corporation and for establishing
    the contribution of individual directors.                       Procedures for the oversight of the Board od
                                                                    Directors and its committees.


---------------------------------------------------------------------------------------------------------------------
6.  Every corporation, as an integral element         YES           The Nominating and Corporate Governance
    for the process of appointing new directors,                    Committee is responsible for establishing an
    should provide an orientation and education                     orientation and education program for new program for new
    program for new recruits to the board of directors.             Members of the Board of Directors.


---------------------------------------------------------------------------------------------------------------------
7.  Every board of directors should examine           YES           The Nominating and Corporate Governance
    its size an undertake, where appropriate,                       Committee is responsible for making
    a program to establish a board size which                       recommendations to the Board of Directors
    facilitates effective decision-making.                          from time to time as to changes that the
                                                                    Nominating and Corporate Governance Committee
                                                                    believes to be desirable to the size
                                                                    of the Board of Directors or any committee of
                                                                    the Board of Directors.

                                                                    The Board of Directors, based on a recommendation
                                                                    from the Nominating and Corporate Governance
                                                                    Committee, has that the present sizes of the
                                                                    Board of Directors (as proposed in this
                                                                    Circular for at the Meeting) and its
                                                                    committees are appropriate for effective
                                                                    decision-making.

---------------------------------------------------------------------------------------------------------------------
8.  The board of directors should review the          YES           The Compensation Committee, among other
    adequacy and form of the compensation of                        things, has the authority and responsibility for
    directors and ensure the compensation                           making recommendations to the Board of
    realistically reflects the resonsibilities and                  Directors relating to the compensation of
    risk involved in being a director.                              Members of the Board of Directors.




---------------------------------------------------------------------------------------------------------------------
9.  Subject to Guideline 13, committees of the        YES           A majority of the members of standing
    board of directors should generally be                          committees of the Board of Directors are
    composed of outside directors, a majority                       "unrelated directors".  The Nominating and
    of whom are unrelated directors.                                Corporate Governance Committee and the Audit
                                                                    Committee are exclusively comprised of
                                                                    "unrelated directors".  The Compensation
                                                                    Committee and the Health, Safety and
                                                                    Environment Committee are composed of a
                                                                    majority of "unrelated directors".
                                                                    Some management director representation is
                                                                    considered vital on these latter two
                                                                    committees in order to assist the flow of
                                                                    information in the dynamic environment
                                                                    in which the Corporation operates.

---------------------------------------------------------------------------------------------------------------------
10. Every board of directors should expressly         YES           The Nominating and Corporate Governance
    assume responsibility for, or assign to a                       Committee, among other things, has the
    committee of directors, the general                             authority and responsibility for developing and
    responsibility for developing the                               recommending to the Board of Directors a set
    corporation's approach to governance                            of corporate governance principles applicable
    issues.                                                         to the Corporation.

---------------------------------------------------------------------------------------------------------------------
11. The board of directors, together with the         YES           The Nominating and Corporate Governance
    Chief Executive Officer, should develop                         Committee is responsible for developing
    position descriptions for the board of                          position descriptions for the Board of Directors
    Directors and for the Chief Executive                           and the Chief Executive Officer of the
    Officer, including the definition of the                        Corporation and for delineating any limits to
    limits to management's responsibilities.  In                    management's responsibilities.
    addition, the board of directors should
    approve or develop the corporate objectives                     The Compensation Committee, in relation to
    which the Chief Executive Officer is                            the President and Chief Executive Officer,
    responsible for meeting and assess the                          is responsible for making recommendations
    Chief Executive Officer against these                           to the Board of Directors in relation to the
    Objectives.                                                     corporate goals and objectives relevant to
                                                                    the compensation of the President and Chief
                                                                    Executive Officer, evaluating the performance
                                                                    of the President and Chief Executive Officer
                                                                    in light of those goals and objectives and
                                                                    setting the President's and Chief Executive
                                                                    Officer's compensation level based on this
                                                                    evaluation.

---------------------------------------------------------------------------------------------------------------------
12. Every board of directors should implement         YES           To facilitate the functioning of the Board of
    structures and procedures which ensure                          Directors independently of management, the
    that the board of directors can function                        following structures and processes are in place:
    independently of management. The chair                          the members of management on the
    or lead director should ensure that the board                   Board of Directors do not exceed one-half
    of directors carries out its responsibilities                   when appropriate, members of management,
    effectively shich will involve the board of                     including the President and Chief Executive
    directors meeting on a regular basis without                    Officer, are not present for the discussion and
    management present and may involve assigning                    determination of certain matters at meetings of
    the responsibility for administering the board of               the Board of Directors; under the by-laws of the
    directors' relationship to management to a                      Corporation, any two directors may call a
    committee of the board of directors.                            Meeting of the Board of Directors; the
                                                                    President's and Chief Executive Officer's
                                                                    compensation is considered, in their absence, by
                                                                    the Compensation Committee at least once a year,
                                                                    and, in addition to the standing committees of the
                                                                    Board of Directors, independent committees are
                                                                    appointed from time to time, when appropriate.


---------------------------------------------------------------------------------------------------------------------
13. The audit committee of every board of             YES           All members of the Audit Committee are
    directors should be composed only of                            "unrelated directors".
    unrelated directors.

    All of the members of the audit committee                       The Board of Directors has adopted the
    should be financially literate and at least                     definitions of "financial literacy" and
    one member should have accounting or                            "accounting or related financial expertise", as
    related financial expertise.  Each board of                     set out in the practice notes of the proposed
    directors shall determine the definition of                     TSX Guidelines.  Based on information
    and criteria for "financial literacy" and                       provided to the Board of Directors, the Board
    "accounting or related financail expertise".                    of Directors  has  determined  that all members
                                                                    of the Audit Committee are "financially literate"
                                                                    and at least one member has "accounting or related
                                                                    financial expertise".

    The board of directors should adopt a                           The Board of Directors has developed a
    charter for the audit committee which sets                      charter for the Audit Committee.
    out the roles and responsibilities of the
    audit committee which should be
    specifically defined so as to provide
    appropriate guidance to audit committee
    members as to their duties.

    The audit committee should have direct                          The Audit Committee, among other things,
    communication channels with the internal                        assists the Board of Directors' oversight of
    and external auditors to discuss and review                     the performance of the Corporation's internal
    specific issues as appropriate.  The audit                      audit function.
    committee duties should include oversight
    responsibility for management reporting on
    internal control.

---------------------------------------------------------------------------------------------------------------------
14. The board of directors should implement a         YES           Each of the Audit Committee, the Nominating
    system which enables an individual director                     and Corporate Governance Committee, the
    to engage an outside adviser at the                             Compensation Committee and the Health,
    Corporation's expense, in appropriate                           Safety and Environment Committee
    circumstances.  The engagement of the                           have the authority, at the expense of the
    outside adviser should be subject to the                        Corporation, to select, retain and approve the
    approval of an appropriate committee of                         fees and other retention terms of special legal
    the board of directors.                                         counsel or other experts or consultants, as it
                                                                    deems appropriate, without seeking approval of
                                                                    the Board of Directors of management.


                                  SCHEDULE "B"

                           GAMMON LAKE RESOURCES INC.

                                STOCK OPTION PLAN

1.   INTERPRETATION:

     For the purposes of this Plan, the following terms shall have the following meanings:

     (a)  "Board" means the board of directors of the Corporation;

     (b)  "Corporation" means Gammon Lake Resources Inc.;

     (c) "Consultant" means an individual, other than an employee or an executive of the issuer, that: (i) is engaged on an ongoing basis to provide bona fide consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer under a written contract between the issuer or the affiliated entity and the individual or a Consultant Company or Consultant Partnership of the individual; and (ii) in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer;

     (d) "Consultant Company" means, for an individual Consultant, a company of which the individual Consultant is an employee or shareholder;

     (e) "Consultant Partnership" means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner;

     (f) "Effective Date" means the date of adoption of this Plan by the Board, namely October 1, 1999;

     (g) "Eligible Person" means, subject to all applicable laws, any employee, Senior Officer, director, Consultant, Consultant Company or Consultant Partnership of the Corporation or any Subsidiary or any personal holding corporation controlled by a Senior Officer or director of the Corporation or any Subsidiary or any registered retirement savings plans established for the sole benefit of an employee, Senior Officer or director of the Corporation or any Subsidiary;

     (h)  "Insider" means:

          (i) an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and

          (ii) an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of clause 1(h)(i) above;

     (i) "Option" means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

     (j) "Outstanding Issue" shall mean the number of Shares that are outstanding immediately prior to the share issuance in question, excluding Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

     (k) "Participant" means Eligible Persons to whom Options have been granted;

     (l)  "Plan" means this stock option plan of the Corporation;

     (m) "Senior Officer" has the meaning ascribed thereto in Section 1(1) of the Securities Act (Ontario);

     (n)  "Shares" means the common shares of the Corporation;

     (o) "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

     (p) "Subsidiary" means any company that is a subsidiary of the Corporation as defined under Section 1(4) of the Securities Act (Ontario); and

     (q) "Termination Date" means the date on which a Participant ceases to be an Eligible Person.

     Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

     This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.


2.   PURPOSE: The purpose of this Plan is to:

     (a) encourage ownership of the Shares by directors, Senior Officers and employees of the Corporation and its Subsidiaries and Consultants, Consultant Companies and Consultant Partnerships, who are primarily responsible for the management and profitable growth of its business;

     (b) advance the interests of the Corporation by providing additional incentive for superior performance by such persons; and

     (c) attract and retain valued directors, Senior Officers, employees, Consultants, Consultant Companies and Consultant Partnerships.

3. ADMINISTRATION: The Plan shall be administered by the Board. Subject to the limitations of the Plan and the requirements of such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

     (a)  grant options to purchase Shares to Eligible Persons;

     (b)  determine  the  terms,   limitations,   restrictions   and  conditions
          respecting such grants;

     (c) interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

     (d) make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

     The   Board's   guidelines,   rules,   regulation,    interpretations   and
determinations shall be conclusive and binding upon the Corporation and all other persons.

4. SHARES SUBJECT TO THE PLAN: The maximum number of Shares which may be reserved and set aside for issue under this Plan shall be 11,500,000, provided that the Board shall have the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

     Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5. PARTICIPATION: Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities, stock exchanges or over-the-counter having jurisdiction over the affairs of the Corporation.

6. TERMS AND CONDITIONS OF OPTIONS: The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a
Participant:

     (a) Option Price: The option price of any Shares in respect of which an Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares at the time the Option is granted. For the purpose of this subparagraph 6(a), "market price" shall be deemed to be the closing price as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, on the last trading day immediately preceding the day upon which the Option is granted. If the Shares are not publicly traded or quoted, then the "market price" shall be the fair market value of the Shares, as determined by the Board, on the day upon which the Option is granted. In the resolution allocating any Option, the Board may determine that (i) the date of grant of the Option shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this subparagraph 6(a), "market price" shall be deemed to be the weighted average trading price of the Shares as reported by the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, for the five (5) trading days preceding the date of the grant, or, if the Shares are not publicly traded or quoted, then the "market price" shall be the fair market value of the Shares, as determined by the Board, on the date of grant, and (ii) the date or dates of the vesting of the option shall be a future date or dates determined in the manner specified in such resolution. The Board may also determine that the exercise price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

     (b) Payment: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

     (c) Term of Option: Options may be granted under this Plan exercisable over a period not exceeding five (5) years. Each Option shall be subject to earlier termination as provided in subparagraph 6(e).

     (d) Exercise of Option: Subject to the provisions contained in subparagraph 6(e)(ii),(iii) and (iv), no Option may be exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation in Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

     (e) Termination of Options: Unless otherwise determined by the Board, in its sole discretion, and as may be permitted by any regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

          (i) the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than five (5) years after the date upon which the Option was granted;

          (ii) immediately upon the termination of the Participant's employment with the Corporation or a Subsidiary, where termination is for cause;

          (iii)thirty (30) days after the Participant ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death during which thirty (30) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the date the Participant ceased to be an Eligible Person. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

          (iv) ninety (90) days after the date of the death of the Participant during which ninety (90) day period the Option may be exercised by the Participant's legal representative or the person or persons to whom the deceased Participant's rights under the Option shall pass by will or the applicable laws of decent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

          (v) ninety (90) days after termination of the Participant's employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which ninety (90) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such ninety (90) day period, then such right shall be extended to ninety (90) days following the date of death of the Participant and shall be exercisable only by the persons described in clause 6(e)(iv) hereof and only to the extent therein set forth.

     (f) Non-transferability of Option: No Option shall be transferable or assignable by the Participant other than by will or the laws of decent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

     (g) Applicable Laws or Regulations: The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange or over-the-counter market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance, with all stock exchanges or over-the-counter markets, as the case may be, on which the Shares are listed or quoted for trading. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.   ADJUSTMENTS IN SHARES SUBJECT TO THE PLAN:

     (a) Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised before such subdivision or redivision without the Participant making any additional payment or giving any other consideration therefor.

     (b) Consolidations: In the event of any consolidation of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation had such Option been exercised before such consolidation.

     (c) Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change.

     (d) Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets as or substantially as an entirety to any other entity, the Participant if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such capital reorganization, consolidation, amalgamation, merger or sale, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

     (e) Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

     (f) The Corporation shall not be obligated to issue fractional \ Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

     (g) If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

     (h) The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph 7 shall be cumulative.

     (i) On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Option (and the Plan) and the exercise price thereof.

2.   LIMITS WITH RESPECT TO INSIDERS:

     (a) The maximum number of Shares which may be reserved for issuance to Insiders under the Plan or other Share Compensation Arrangement shall be 10% of the Outstanding Issue.

     (b) The maximum number of Shares which may be issued to Insiders under the Plan or other Share Compensation Arrangement within a one-year period shall be 10% of the Outstanding Issue.

     (c) The maximum number of Shares which may be issued to any one Insider under the Plan or other Share Compensation Arrangement within a one-year period shall be 5% of the Outstanding Issue.

     (d) Any entitlement to acquire Shares granted pursuant to the Plan or other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9. FINANCIAL ASSISTANCE FOR PURCHASE OF SHARES: Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted. Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation.

     The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10. AMENDMENT AND TERMINATION OF PLAN AND OPTIONS: Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided, however, that no such action shall, without the consent of the participant, in any manner adversely affect a Participant=s rights under any Option theretofore granted under the Plan.

11. EFFECTIVE DATE AND DURATION OF PLAN: Subject to section 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter. Any Options granted subsequent to the Effective Date but prior to the approval of the Plan by the shareholders of the Corporation as contemplated in section 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

12. APPROVAL OF PLAN: The establishment of the Plan shall be subject to approval of the shareholders of the Corporation. All Options granted subsequent to such approval shall not require approval by the shareholders unless such approval is required by the regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.

                                  SCHEDULE "C"

                   ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

                           GAMMON LAKE RESOURCES INC.



          BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

     3. An amendment to the terms of the Corporation's Stock Option Plan for directors, officers, employees and consultants, increasing the maximum number of Common Shares that may be reserved for the grants of options under the plan from 9,125,000 to 11,500,000 Common Shares, as more particularly described in the management information circular of the Corporation dated September 22, 2003, be and the same is hereby approved; and

     4. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

                                  SCHEDULE "D"

                   ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

                           GAMMON LAKE RESOURCES INC.



          BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

     5. The grant of a total of 3,900,000 options to officers, directors, employees and consultants of the Corporation under the terms of the Corporation's Stock Option Plan, as proposed to be amended in order to increase the maximum number of Common Shares that may be reserved for the grant of options thereunder from 9,125,000 to 11,500,000 Common Shares, and as more particularly described in the management information circular of the Corporation dated September 22, 2003, be and the same is hereby approved; and

     2. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

                                  SCHEDULE "E"

                   ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

                           GAMMON LAKE RESOURCES INC.



          BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

     1. The issuance by the Corporation in one or more private placements during the twelve month period commencing on October 27, 2003, 2003, of such number of securities that would result in the Corporation issuing or making issuable up to 46,324,911 Common Shares of the Corporation, as is more particularly described in the management information circular of the Corporation dated September 22, 2003, be and the same is hereby approved; and

     2. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

                                  SCHEDULE "F"



                  GAMMON LAKE RESOURCES INC. PERFORMANCE GRAPH


The following graph shows a comparison of the cumulative return of the Corporation's publicity traded shares versus the S&P/TSX Composite Index and the S&P/TSX Canadian Gold Index.


                              [CHART IN ORIGINAL]